EXHIBIT 99.1

Precision Drilling Corporation 2023 Second Quarter Results Conference Call And Webcast

CALGARY, Alberta, July 06, 2023 (GLOBE NEWSWIRE) -- Precision Drilling Corporation (“Precision”) intends to release its 2023 second quarter results before the market opens on Thursday, July 27, 2023, and has scheduled a conference call to begin at 12:00 noon MT (2:00 p.m. ET) on the same day.

To participate in the conference call please register at the URL link below. Once registered, you will receive a dial-in number and a unique PIN, which will allow you to ask questions.

https://register.vevent.com/register/BIf5c55d0560124b6695127e367e6c4f90

The call will also be webcast and can be accessed through the link below. A replay of the webcast call will be available on Precision’s website for 12 months.

https://edge.media-server.com/mmc/p/gpgem9pa

About Precision

Precision is a leading provider of safe and environmentally responsible High Performance, High Value services to the energy industry, offering customers access to an extensive fleet of Super Series drilling rigs. Precision has commercialized an industry-leading digital technology portfolio known as Alpha™ that utilizes advanced automation software and analytics to generate efficient, predictable, and repeatable results for energy customers. Our drilling services are enhanced by our EverGreen™ suite of environmental solutions, which bolsters our commitment to reducing the environmental impact of our operations. Additionally, Precision offers well service rigs, camps and rental equipment all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada and is listed on the Toronto Stock Exchange under the trading symbol “PD” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

Lavonne Zdunich, CPA, CA
Director, Investor Relations
403.716.4500
800, 525 - 8th Avenue S.W.
Calgary, Alberta, Canada T2P 1G1
Website: www.precisiondrilling.com